UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Status of Evergrande Transaction

As previously reported by NWTN Inc., a Cayman Islands exempted company (“NWTN”), on a Current Report on Form 6-K (the “Original 6-K”) filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023, NWTN is a party to that certain share subscription agreement (the “Share Subscription Agreement”) with China Evergrande Group, a Cayman Islands exempted company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (Stock Code: 3333) (the “Evergrande Group”), China Evergrande New Energy Vehicle Group Limited, a company with limited liability incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China and listed on the Hong Kong Stock Exchange (Stock Code: 0708) (the “Target”, together with its subsidiaries, the “Target Group”) and Hui Ka Yan. Pursuant to the Share Subscription Agreement, NWTN agreed to subscribe for 6,177,106,404 of newly issued ordinary shares of the Target (the “Subscription Shares”) for an aggregate subscription price of HK$3,889,723,903, implying a subscription price of HK$0.6297 per Subscription Share (the transactions contemplated by the Share Subscription Agreement, the “Proposed Transactions”). Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Share Subscription Agreement.

On September 28, 2023, Target announced that trading of Target’s ordinary shares on the Hong Kong Stock Exchange was suspended. As previously disclosed on the Original 6-K, Target’s ordinary shares remaining listed on the Hong Kong Stock Exchange is a condition to the consummation of the transactions contemplated by the Share Subscription Agreement.

On September 29, 2023, NWTN delivered a letter to Target notifying Target (the “September 29 Letter”) that NWTN has suspended the performance of its obligations under the Share Subscription Agreement due to, among other things, the trading halt of Target’s ordinary shares on the Hong Kong Stock Exchange and a series of recent changes in the Evergrande Group have generated significant uncertainties on the likelihood of Target being able to meet various closing conditions for the Proposed Transactions, including but not limited to the Target’s ordinary shares remaining listed on the Hong Kong Stock Exchange; no material adverse event as of the Closing Date; the Hong Kong Stock Exchange approving the listing and trading of the Subscription Shares; and Evergrande Group’s ability to effect its debt restructuring plan (the “Evergrande Debt Restructuring Plan”). NWTN also requested an update from Target on the status of the Evergrande Debt Restructuring Plan and contemplated adjustments thereto.

As also previously reported on the Original 6-K, NWTN (Zhejiang) Automobile Co., Ltd., an affiliate of NWTN (the “Fund Provider”), and Evergrande New Energy Vehicle (Tianjin) Co., Ltd. , an affiliate of Target (the “Fund Recipient”), entered into that certain Transitional Funding Support Agreement (the “Transition Funding Support Agreement”), pursuant to which the Fund Provider shall, subject to the satisfaction of certain conditions precedent, provide a secured transitional funding in the amount of RMB600 million (the “Transitional Support Amount”) in three equal tranches to the Fund Recipient for the research and development, manufacturing of and sales services in respect of vehicles of Target Group.

In the September 29 Letter, NWTN informed Target that the recent developments with the Evergrande Group described above have caused the conditions precedent to Fund Provider’s obligation to fund the second and third tranches of the Transitional Support Amount to not be satisfied. Therefore, the Fund Provider is currently not obligated, and has not paid, any of the second and third tranches.

While it has not initiated immediate steps to terminate either the Share Subscription Agreement or the Transition Funding Support Agreement, NWTN will continue to seek updates from Target on the Evergrande Debt Restructuring Plan, and to evaluate its impact on the Proposed Transactions before it decides how to proceed on the Proposed Transactions.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the transactions discussed hereunder. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that may cause such differences include but are not limited to:  (i) the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the expected benefits of the Proposed Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Proposed Transactions; (iii) matters discovered by NWTN as it completes its due diligence investigation of the Target; (iv) the ability of the Target to maintain the listing of the its ordinary shares on the Hong Kong Stock Exchange; (v) costs related to the Proposed Transactions; (vi) the failure to satisfy the conditions to the consummation of the Proposed Transactions; (vii) the risk that the Proposed Transactions may not be completed by the Long Stop Date and the potential failure to obtain an extension of the Long Stop Date; (viii) the outcome of any legal proceedings that may be instituted against NWTN or the Target related to the Proposed Transactions; (ix) the attraction and retention of qualified directors, officers, employees and key personnel of the Target following the Proposed Transactions; (x) the ability of the Target to compete effectively in a highly competitive market; (xi) the impact from future regulatory, judicial, and legislative changes in the Target’s industry; (xiii) future financial performance of the Target following the Proposed Transactions, including the ability of future revenues to meet projected annual bookings; (xiv) the ability of the Target’s patents and patent applications to protect the Target’s core technologies from competitors; (xv) product sales and/or services; (xvi) the Target’s ability to execute its business plans and strategy, including potential expansion into new geographic regions; and (xvii) other risks and uncertainties described herein. The foregoing list of factors is not exclusive. These forward-looking statements are based on management’s current expectations, assumptions and estimates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in NWTN’s filings with the U.S. Securities and Exchange Commission which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. NWTN undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although NWTN believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2023	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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